FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

-----------------

400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

-----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes Change of Auditor Reporting Package.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: May 17, 2005

/s/ Joanna Varvos

 Joanna Varvos

Corporate Secretary

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102

To:

KPMG LLP

Suite 1200

Bow Valley Square II

205 - 5th Avenue SW

Calgary, Alberta T2P 4B9

And To:

Grant Thornton LLP

Sun Life Plaza, East Tower, Suite 1000

112 - 4th Avenue S.W.

Calgary, Alberta T2P 0H3

KPMG LLP Chartered Accountants ("Former Auditor") resigned as the auditors of QSound Labs, Inc. (the "Company") on April 29, 2005 at the request of the Company.  Grant Thornton LLP ("Successor Auditor") were appointed as successor auditors of the Company.

The Audit Committee and the Board of Directors considered and approved the resignation of the Former Auditor and the appointment of the Successor Auditor.

There were no reservations in the Former Auditor's reports on any of the Company's financial statements relating to the period commencing on January 1, 2003 and ending on April 29, 2005.  Further, during this period there were no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102.

DATED this 3rd day of May, 2005

/s/ David Gallagher

David Gallagher

President

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

Grant Thornton LLP

Chartered Accountants

Management Consultants

May 10, 2005

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Attention: Continuous Disclosure

Dear Sirs:

RE: QSound Labs, Inc. (the "Corporation")

Change of Auditors

Notice Pursuant to Part 4.11 of National Instrument 51-102

We have reviewed the Corporation's Notice of Change of Auditor dated May 3, 2005.

We advise that we agree with the information contained in the above mentioned Notice based on our knowledge of that information at this time.

Chartered Accountants

Calgary, Alberta

#2904-000

Suite 1000

112 - 4th Avenue SW

Calgary, Alberta

T2P 0H3

T    (403) 260-2500

F    (403) 260-2571

E    Calgary@GrantThornton.ca

W   www.GrantThornton.ca

Canadian Member of Grant Thornton International

MAY-17-2005 12:53 FROM:QSOUND LABS 4032501521 TO:7173896 P:2/2

KPMG

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

Dear Sirs

Notice of Change of Auditors of QSound Labs, Inc.

We have read the notice of QSound Labs, Inc. dated May 3, 2005 and are in agreement with the statements contained in such notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Calgary, Canada

May 10, 2005

Ltr-05-Nat Policy 51-102

Received Time May. 17. 12:55PM
...ian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative